October 21, 2011
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-4628

Re:	Quicksilver Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 14, 2011
File No. 1-14837

Dear Mr. Schwall:

This letter sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 13, 2011 (the “Comment Letter”).  For your convenience, we have repeated the Staff’s comment in bold type face exactly as provided and set forth our response as appropriate within the comment.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 21

1.
We note your response to comments one and two in our letter dated July 18, 2011.  We further note your disclosure at page 23 under “—Our business involves many hazards and operational risks. . .” and at page 26 under “—Our activities are regulated by complex laws and regulations. . .” and “—We are subject to environmental laws, regulations and permits. . . .”  Specifically, we note that your risk factors do not disclose any specific risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.  In light of the information you have provided in response to comment two regarding your procedures and historical experience with your hydraulic fracturing operations, please advise whether you believe your current risk factor disclosure addresses all your material risk or whether there are additional material operational and financial risks stemming from your operations that require disclosure hereunder.

Response:  We believe our risk factor disclosure at page 23 under “—Our business involves many hazards and operational risks. . .” continues to address all our material risk related to hazards and operational risks, including any risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.  Given our procedures and historical experience with our hydraulic fracturing operations, we do not believe hydraulic fracturing presents operational risks or financial risks, including with regard to uncontrollable flows of oil, natural gas or well fluids, spills, pollution and other environmental hazards and risks, that are significantly greater for us than the operating and environmental hazards and risks inherent in the oil and natural gas industry generally.

We intend to update the penultimate paragraph of our risk factor disclosure at page 26 under “—We are subject to environmental laws, regulations and permits. . .” to address more recent regulatory developments when we file our Form 10-Q for the quarter ended September 30, 2011.  Below is a draft of the updated risk factor disclosure, marked to show changes from the disclosure in our Form 10-K:

Mr. H. Roger Schwall October 21, 2011 Page 2

"In addition, various U.S. federal and state initiatives have been implemented, or are under development to regulate or further investigate the environmental impacts of hydraulic fracturing, a practice that involves the pressurized injection of water, chemicals and other substances into rock formations to stimulate hydrocarbon production.  In particular, the EPA has commenced a study to determine the environmental and health impacts of hydraulic fracturing and announced that it will propose standards for the treatment or disposal of fracturing fluids.  In addition, certain states in which we operate, including Colorado, Montana, Texas and Wyoming, have adopted, or are considering adopting, regulations that have imposed, or could impose, more stringent permitting, transparency, disposal and well construction requirements on hydraulic fracturing operations.  For example, Texas adopted a new law that requires disclosure of information regarding the substances used in the hydraulic fracturing process to the Railroad Commission of Texas and the public. Such ~~initiatives could require the public disclosure of chemicals used in the fracturing process, which~~ disclosure may result in increased scrutiny or third-party claims, or otherwise result in operational delays, liabilities and increased costs.”

We believe that, with the above updates, our current risk factor disclosure addresses all our material risk related to our hydraulic fracturing operations.  We will again review the adequacy of our risk factor disclosure in connection with the preparation of our Form 10-K for fiscal year ended December 31, 2011.

Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

−	it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

−	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

−	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of the foregoing, please contact me at 817-665-5000.

Very truly yours,

                                        /s/ Philip Cook

Philip Cook
Senior Vice President – Chief Financial Officer

cc:	Sirimal R. Mukerjee
Alexandra M. Ledbetter
U. S. Securities and Exchange Commission